Mail Stop 6010

      March 15, 2006

Harold Blomquist
Chief Executive Officer and President
Simtek Corporation
4250 Buckingham Drive, #100
Colorado Springs, CO 80907

      Re:	Simtek Corporation
	Registration Statement on Form S-1
      Filed February 28, 2006
      File No. 333-132180

Dear Mr. Blomquist:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table
1. Given that it appears that you are registering securities for resale, not for issuance upon exercise of warrants, your calculation of the filing fee based on Rule 457(g) is inappropriate.  Please revise.
2. Please tell us when you filed the withdrawal requests mentioned in
footnote 4.
3. If you intend for the prospectus to be used pursuant to Rule
429
for shares registered for resale by a previous registration statement, please do not include those shares in the fee table in this registration statement. See the last sentence of Rule 429(b).

Selling Security Holders, page 11
4. Please identify the natural persons that beneficially own the securities held by the entities named in the table.

Available Information, page 17
5. We note that your Annual Report on Form 10-K for the fiscal year ended December 31, 2005 was not filed as of the time you filed this registration statement. As a result, you are ineligible to incorporate information by reference. Refer to General Instruction
VII and Item 12 to Form S-1. Please amend your filing in accordance with this comment, and ensure that the amendment includes updated financial information and an updated auditor`s consent. We may have further comment upon our review of the amended registration statement.

Confidential Treatment Request
6. We note that you have a pending confidential treatment request. We will review and provide any comments on your request separately.
Comments regarding your request must be resolved before we may accelerate the effectiveness of this registration statement.

Part II

Item 17.  Undertakings
7. Please include the undertaking set forth in Item 512(a) of Regulation S-K, as revised by Release 33-8591 (July 19, 2005).

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      Please contact Adelaja Heyliger at (202) 551-3636 or me at
(202) 551-3617 with any questions.

      Sincerely,



								Russell Mancuso
								Branch Chief

cc (via fax):  	Garth B. Jensen, Esq.
	Holme Roberts & Owen LLP
	303.866.0200
Harold Blomquist
Simtek Corporation
March 15, 2006
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